SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                November 4, 2003

                                VIVENDI UNIVERSAL

                             42, AVENUE DE FRIEDLAND
                                   75008 PARIS
                                     FRANCE
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F     X                          Form 40-F
                            -----                                    -----


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes                                      No     X
                      -----                                   -----


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contents:  Business Combination Agreement; IACI Matters Agreement.

This report on Form 6-K shall be incorporated by reference in the Registration Statement on Form F-3 (Registration No. 333-81578) as amended, filed by Vivendi Universal under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by Vivendi Universal under the Securities Act of 1933 or the Securities Exchange Act of 1934.

           On October 8, 2003, Vivendi Universal, S.A. ("Vivendi Universal") announced that it had entered into a Business Combination Agreement with General Electric Company, National Broadcasting Company Holding, Inc., National Broadcasting Company, Inc. ("NBC") and Universal Studios Holding III Corp. providing for the combination (the "Combination") of NBC and Vivendi Universal Entertainment LLLP ("VUE"). The Business Combination Agreement provides that the Combination will be effected by the contribution by Vivendi Universal of all the issued and outstanding capital stock of Universal Studios, Inc. and Universal Pictures International Holdings 2 B.V. and 92.3% of the issued and outstanding capital stock of Universal Pictures International Holdings B.V. ("BV1"), entities which together hold, directly or indirectly, approximately 93% of the common interests in VUE, to a subsidiary of NBC in exchange for, in the aggregate, approximately $3.6 billion in cash and 20% of the issued and outstanding capital of NBC. The foregoing is subject to adjustment in the event that MHI Investment Corporation, which holds approximately 7.7% of the issued and outstanding capital stock of BV1, participates in the Combination or if InterActiveCorp, which holds a 5.44% common interest in VUE, exercises certain rights it has to participate in the Combination. As a result of the Combination, Vivendi Universal will also benefit from an approximately $1.7 billion reduction in debt on a consolidated basis as a result of the deconsolidation of VUE. In connection with the Business Combination Agreement, Vivendi Universal also has certain contingent obligations relating to taxes, retained businesses and liabilities, the disposition of certain businesses and other matters customary for a transaction of this type.

           In connection with the transactions contemplated by the Business Combination Agreement, Vivendi Universal also entered into the IACI Matters Agreement, which sets forth certain arrangements among the parties thereto with respect to the Class A and B preferred interests in VUE, including arrangements that make Vivendi Universal responsible for certain economic costs associated with such preferred interests and entitle Vivendi Universal to certain economic benefits related to the value of the InterActiveCorp stock that is currently subject to transfer restrictions in connection with the obligations of certain subsidiaries of Vivendi Universal relating to the Class B preferred interests in VUE. Vivendi Universal is required to assume such costs and is entitled to receive such benefits regardless of whether such costs or benefits are realized before or after the completion of the Combination, subject to adjustment if there is a restructuring of such preferred interests as described below. The terms of the IACI Matters Agreement contemplate that Vivendi Universal and VUE may negotiate a restructuring of the existing VUE interests owned by InterActiveCorp, although such a restructuring is not a condition to the transactions contemplated under the Business Combination Agreement. No obligation exists on the part of Vivendi Universal or VUE to negotiate or undertake any such restructuring and no terms for any such restructuring have been established with InterActiveCorp. Such a restructuring could also result in an agreement among the parties to the Business Combination Agreement to amend its terms.

           The completion of the transactions contemplated by the Business Combination Agreement is subject to customary approvals from various regulatory agencies and other conditions. The companies currently anticipate completing the transaction in the first half of 2004. The descriptions of the Business Combination Agreement and the IACI Matters Agreement set forth herein are qualified in their entirety by reference to the Business Combination Agreement


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
and the IACI Matters Agreement, respectively, which are filed herewith and incorporated herein by reference.


                                  EXHIBIT LIST


Exhibit                                      Description
-------                                      -----------

  2.1 Business Combination Agreement, dated as of October 8, 2003, by and among General Electric Company, National Broadcasting Company Holding, Inc., National Broadcasting Company, Inc., Universal Studios Holding III Corp. and Vivendi Universal, S.A.

 99.1 IACI Matters Agreement, dated as of October 8, 2003, by and among General Electric Company, National Broadcasting Company Holding, Inc., National Broadcasting Company, Inc., Universal Studios Holding III Corp. and Vivendi Universal, S.A.











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
                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                             VIVENDI UNIVERSAL

                                             By: /s/ George E. Bushnell III
                                                 ------------------------------
                                                 Name: George E. Bushnell III
                                                 Title: Vice President

Date: November 4, 2003















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